FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 4, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Connecting Markets East & West Nomura (US GAAP) October 2016 Consolidated Results of Operations Second quarter, year ending March 2017 Nomura Holdings, Inc.

Outline Presentation Financial Supplement Executive summary (p. 2-3) Overview of results (p. 4) Business segment results (p. 5) Retail (p. 6-7) Asset Management (p. 8-9) Wholesale (p. 10-12) Non-interest expenses (p. 13) Robust financial position (p. 14) Funding and liquidity (p. 15) Consolidated balance sheet (p. 17) Value at risk (p. 18) Consolidated financial highlights (p. 19) Consolidated income (p. 20) Main revenue items (p. 21) Consolidated results: Income (loss) before income taxes by segment and region (p. 22) Segment ?Other? (p. 23) Retail related data (p. 24-27) Asset Management related data (p. 28-29) Wholesale related data (p. 30) Number of employees (p. 31)

FY2016/17 1H highlights Executive summary (1) Net income attributable to Nomura Holdings shareholders. (2) Calculated using annualized net income attributable to Nomura Holdings shareholders for each period. (3) Diluted net income attributable to Nomura Holdings shareholders per share. 2 Income before income taxes: Y144.5bn (+15% YoY); Net income1: Y108bn (-6% YoY); ROE2: 8.1%; EPS3: Y29.39 ? Income before income taxes from international business of Y40bn; Group effective tax rate of 24.6% ? 1H net income remains high, exceeding Y100bn for second straight year Three segment income before income taxes of Y128.7bn (-5% YoY) Retail ? Continued to transform business model amid challenging market conditions ? Discretionary investment assets under management increased 18% YoY to Y2.27trn as of the end of September 2016 Asset Management ? Assets under management totaled Y38.5trn, down slightly from September last year (Y40.0trn) due to market factors; However, inflows continued into core investment trusts, ETFs, and the investment advisory business (Oct 2015 ~ Sep 2016: +Y2.7trn) Wholesale ? Fixed Income revenues were up YoY, while Equities and Investment Banking revenues declined ? Significant improvement in profitability following strategic review of EMEA and Americas businesses Shareholder returns ? DPS: Y9

NOMURA

Executive summary

FY2016/17 2Q highlights

- **Group income before income taxes and net income both up QoQ**
  - Retail income recovered and non-business segment results improved significantly
  - Net revenue: Y347.0bn; Income before income taxes: Y81.8bn; Net income[1]: Y61.2bn; ROE[2]: 9.3%; EPS[3]: Y16.68
- **International business pretax positive for two quarters as solid business performance combined with cost reductions**
  - All three regions profitable with combined income before income taxes up 37% QoQ to Y23.2bn
- **Three segment income before income taxes of Y61.1bn (-10% QoQ)**

Retail
- Market starting to normalize but retail investors still in wait-and-see mode
- Expenses declined, lifting income before income taxes QoQ

Asset Management
- Revenues declined from last quarter which included dividend income and one-off gains
- Core business solid: AuM increased for the first time in three quarters on inflows into ETFs and investment advisory and a recovery in market conditions

Wholesale
- Global Markets slowed compared to strong last quarter; Investment Banking revenues increased
- Strategic cost reductions took effect and income before income taxes remained strong

Income (loss) before income taxes and net income (loss)[1]


Group
(billions of yen)
Income (loss) before income taxes
Net income (loss)
106.0
68.7
19.9
46.6
51.6
35.4
-12.3
-19.2
62.8
46.8
81.8
61.2
FY2015/16
FY2016/17
1Q
2Q
3Q
4Q
1Q
2Q


Three segment income (loss) before income taxes
Wholesale
Asset Management
Retail
82.3
53.8
48.5
-4.9
67.5
61.1
FY2015/16
FY2016/17
1Q
2Q
3Q
4Q
1Q
2Q

(1) Net income (loss) attributable to Nomura Holdings shareholders.
(2) Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
(3) Diluted net income attributable to Nomura Holdings shareholders per share.

3

Highlights Overview of results 4 FY2016/17 2Q QoQ YoY FY2016/17 1H YoY Net revenue 347.0 +3% +3% 685.5 -10% Non-interest expenses 265.2 -4% -16% 540.9 -15% Income (loss) before income taxes 81.8 +30% 4.1x 144.5 +15% Net income (loss)1 61.2 +31% +31% 108.0 -6% EPS2 Y16.68 +31% +32% Y29.39 -6% ROE3 9.3% 8.1% (billions of yen, except EPS and ROE) (1) Net income (loss) attributable to Nomura Holdings shareholders. (2) Diluted net income (loss) attributable to Nomura Holdings shareholders per share. (3) Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

revenue and income (loss) before income taxes Business segment results (1) Unrealized changes in the fair value of financial liabilities elected for the fair value option attributable to instrument-specific credit risk (?own credit adjustments?) are presented separately in other comprehensive income rather than through earnings from the first quarter, year ending March 2017. 5 FY2016/17 2Q QoQ YoY FY2016/17 1H YoY Net revenue Retail 86.2 +3% -26% 169.9 -31% Asset Management 21.3 -18% -7% 47.2 -5% Wholesale 179.9 -6% -7% 370.8 -7% Subtotal 287.3 -4% -13% 587.9 -15% Other * 52.1 +8% 3.2x 100.5 +47% Unrealized gain (loss) on investments in equity securities held for operating purposes 7.6 — -3.0—Net revenue 347.0 +3% +3% 685.5 -10% Income (loss) before income taxes Retail 14.4 +66% -61% 23.1 -74% Asset Management 7.4 -39% -12% 19.7 -2% Wholesale 39.3 -16% 4.6x 85.9 3.0x Subtotal 61.1 -10% +14% 128.7 -5% Other * 13.1 +127%—18.9—Unrealized gain (loss) on investments in equity securities held for operating purposes 7.6 — -3.0—Income (loss) before income taxes 81.8 +30% 4.1x 144.5 +15% (billions of yen) *Additional information on ?Other? (2Q) Loss on changes to own and counterparty credit spread relating to Derivatives (Y0.5bn)1

FY2016/17 2Q 3Q 4Q 1Q 2Q Retail Net revenue and income before income taxes (1) Includes Junior NISA. (2) Cash and securities inflows minus outflows, excluding regional financial institutions. (3) Retail channel only. (4) Retail channels, Net & Call, and Hotto Direct. (billions of yen) Total sales3 6 Total sales3 declined 12% QoQ Stocks: -19% QoQ ? Clients remain on sidelines; Domestic secondary market sluggish ? Improvement in foreign stocks and primary deals (Primary stock subscriptions4: Y114.9bn, 3.5x QoQ) Investment trusts: +13% QoQ ? Solid sales of products investing in REITs, global bonds and Indian stocks Bond sales of Y348.9bn, down 14% QoQ ? Sales of domestic bonds declined, particularly JGBs for individual investors ? Sales of foreign bonds increased (Brazilian real, Indian rupee, etc.) Discretionary investment and insurance sales down 23% QoQ FY2015/16 FY2016/17 QoQ YoY 2Q 3Q 4Q 1Q 2Q Net revenue 115.7 104.3 85.0 83.8 86.2 +3% -26% Non-interest expenses 78.9 76.5 72.9 75.1 71.8 -4% -9% Income before income taxes 36.7 27.8 12.2 8.7 14.4 +66% -61% Net revenue: Y86.2bn (+3% QoQ; -26% YoY) Income before income taxes: Y14.4bn (+66% QoQ; -61% YoY) Market started to normalize but retail investors still in wait-and-see mode—Investment trusts improving, stocks and domestic bonds sluggish Income before income taxes higher QoQ as expenses declined Client franchise—Retail client assets—Accounts with balance—NISA account applications1—Net inflows of cash and securities2 Jun / 1Q Y95.3trn 5.39m 1.69m -Y243.1bn Sep / 2Q Y99.1trn 5.38m 1.71m Y319bn Key points (billions of yen) 0 1,000 2,000 3,000 4,000 Stocks Bonds Investment trusts Discretionary investments, Insurance products

200.1 51.7 107.2 63.9 0 500 1,000 1,500 2,000 2,500 Retail: Continued focus on providing consulting services (1) Retail channels, Japan Wealth Management Group. (2) Retail channels only. Recurring revenue Discretionary investment assets under management Sales of investment trusts2 improved 7 (billions of yen) FY2015/16 FY2016/17 2Q 3Q 4Q 1Q 2Q FY2015/16 FY2016/17 2Q /Sep 3Q /Dec 4Q /Mar 1Q /Jun 2Q /Sep 2,201.0 1,927.5 2,164.4 2,193.8 Annualized recurring revenue of Y71.0bn ? Recurring revenue roughly unchanged QoQ as continued proactive dialog and discussions on discretionary investments with clients helped drive net inflows into discretionary investments and investment trusts ? Recurring revenue cost coverage ratio improved slightly due to decline in expenses Recurring revenue ? Discretionary investment net inflows1 ? Investment trust net inflows1 Sales of insurance products2 Sep / 2Q Y17.9bn Y63.9bn Y8.8bn Y38.8bn Jun / 1Q Y17.8bn Y107.2bn Y51.3bn Y50.7bn 2,269.1 FY2015/16 FY2016/17 2Q 3Q 4Q 1Q 2Q 710.5 673.1 407.3 505.4 570.5 0.0 200.0 400.0 600.0 800.0 Fidelity US REIT Fund Nomura US High Yield Bond Fund Nomura India Investment Fund 2Q top funds 78.3 76.8 71.9 71.3 71.0 25% 25% 25% 24% 25% 0% 10% 20% 30% 20.0 40.0 60.0 80.0 100.0 Recurring revenue (annualized, adjusted basis) Recurring revenue cost coverage ratio (rhs) (billions of yen) (billions of yen) Quarterly discretionary investment net inflows1

Asset Management

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2015/16			FY2016/17		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	22.9	25.3	20.3	25.9	**21.3**	-18%	-7%
Non-interest expenses	14.4	14.6	14.5	13.7	**13.8**	+1%	-4%
Income before income taxes	8.4	10.7	5.8	12.2	**7.4**	-39%	-12%

Assets under management

(trillions of yen) ■ AuM (net)[1] ■ AuM (gross)[2]



40.0
47.2
42.2
50.8
40.1
48.2
37.3
44.7
38.5
46.0
FY2015/16
FY2016/17
Sep
Dec
Mar
Jun
Sep

Key points

- Net revenue: Y21.3bn (-18% QoQ; -7% YoY)
- Income before income taxes: Y7.4bn (-39% QoQ; -12% YoY)
  - AuM increased for the first time in three quarters on inflows into ETFs and investment advisory and a recovery in market conditions
  - Revenues down QoQ as last quarter included dividend income and one-off gains

Investment trust business

- CRF[3] and FFF[4] redemptions led to outflows from money market funds, but solid inflows into ETFs, privately placed funds for regional financial and investment trusts for discretionary investments
- Active funds such as Nomura India Investment Fund booked inflows

	2Q inflows
– Nomura India Investment Fund	Y58.2bn
– Nomura US High Yield Bond Fund	Y54.4bn
– Nomura Fund Wrap International Bond	Y21.5bn

Investment advisory and international businesses

- Japan reported inflows such as an increase in funds managed for public pension funds
- International business also reported inflows with competitive products such as high-yield products performing well

(1) Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management and Nomura Private Equity Capital. (2) Assets under management (gross) of above four companies. Historical AuM (gross) figures have been reclassified in line with a revised calculation method introduced in the third quarter of the fiscal year ended March 2016. Nomura Asset Management took over the institutional investor advisory business and the retail related business of Nomura Funds Research and Technologies on July 1, 2015, and October 1, 2015, respectively, as well as all of the operations of Nomura Private Equity Capital on December 1, 2015.

(3) Nomura CRF (Cash Reserve Fund) (4) Free Financial Fund

8

13.0 14.1 15.3 17.6 0.0 5.0 10.0 15.0 20.0 FY2015/16 FY2016/17 Sep Dec Mar Jun Sep -1,000 -500 0 500 1,000 1,500 1,294 -102 838 -24 477 Asset Management: Highly rated investment expertise Nomura Asset Management public investment trust market Assets under management (net)1 by business share2 Inflows into investment trust business3 9 26.8 28.0 26.7 24.9 25.4 13.2 14.2 13.4 12.4 13.1 40.0 42.2 40.1 37.3 38.5 0.0 10.0 20.0 30.0 40.0 50.0 (1) Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management and Nomura Private Equity Capital. (2) Source: The Investment Trusts Association, Japan. (3) Based on net assets under management (4)Nomura Corporate Research and Asset Management 24.9% 24.9% 24.8% 24.0% 24.2% 20.0% 22.0% 24.0% 26.0% -398 259 NCRAM4 AuM -427 -399 FY2015/16 FY2016/17 2Q 3Q 4Q 1Q 2Q -471 FY2015/16 FY2016/17 Sep Dec Mar Jun Sep Recognized for high performance over medium to long term, NCRAM has continued to report inflows with AuM up 43% in past year Continued to win multiple mandates in EMEA and Latin America in 2Q and booked inflows into retail funds in Japan and US (billions of USD) Investment trust business Investment advisory business (trillions of yen) FY2015/16 FY2016/17 Sep Dec Mar Jun Sep (billions of yen) MRFs, MMFs, etc. Other investment trusts (excl. ETFs) ETF Investment trust business (exc. ETFs)

revenue: Y179.9bn (-6% QoQ; -7% YoY) Income before income taxes: Y39.3bn (-16% QoQ; 4.6x YoY) Revenues remained solid although down QoQ -Global Markets revenues declined due to slower client activity and yen appreciation—Investment Banking revenues increased on stronger performance in Japan businesses Strategic cost reductions took effect and income before income taxes remained high Net revenue by region (QoQ; YoY) Japan: Y58.5bn (-14%; -12%)—Rates products slowed from strong 1Q—In Investment Banking, ECM, DCM and Solutions revenues increased Americas: Y55.9bn (-8%; +25%)—Equities revenues declined, while Fixed Income revenues remain strong in line with last quarter—Rates products remained strong and Spread Products improved EMEA: Y39.4bn (-3%; -29%)—Revenues roughly unchanged QoQ on contributions from Fixed Income and Investment Banking, despite a slowdown in Equities execution services business AEJ: Y26.1bn (+22%; -1%)—Stronger Global Markets revenues driven by Equities and Credit Wholesale Net revenue and income before income taxes Key points Net revenue by region (billions of yen) (billions of yen) 10 FY2015/16 FY2016/17 QoQ YoY 2Q 3Q 4Q 1Q 2Q Global Markets 158.7 157.2 108.3 170.5 156.1 -8% -2% Investment Banking 34.2 28.8 27.9 20.4 23.8 +17% -30% Net revenue 192.9 186.0 136.2 190.9 179.9 -6% -7% Non-interest expenses 184.3 176.0 159.0 144.3 140.6 -3% -24% Income (loss) before income taxes 8.6 9.9 -22.8 46.6 39.3 -16% 4.6x FY2015/16 FY2016/17 2Q 3Q 4Q 1Q 2Q 66.2 72.2 49.0 67.7 58.5 26.4 27.1 18.0 21.4 26.1 55.4 43.2 23.7 40.8 39.4 44.8 43.5 45.4 61.1 55.9 0.0 50.0 100.0 150.0 200.0 Americas EMEA AEJ Japan

Wholesale: Global Markets

NOMURA

Net revenue


(billions of yen)
Equities
Fixed Income
158.7
75.5
83.2
157.2
76.9
80.2
108.3
80.7
27.6
170.5
62.6
107.9
156.1
56.5
99.6
QoQ
-8%
YoY
-2%
FY2015/16
FY2016/17
2Q
3Q
4Q
1Q
2Q

FY2016/17 2Q net revenue by region


YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

<u>Global Markets</u>

- Net revenue: Y156.1bn (-8% QoQ; -2% YoY)
  - Slowdown from strong prior quarter, but Fixed Income remained resilient

<u>Fixed Income</u>

- Net revenue: Y99.6bn (-8% QoQ; +20% YoY)
  - Strong performance in EMEA and Americas Rates businesses driven by robust client activity
  - Spread Products such as Credit and Securitized Products continued to improve on the back of a market recovery

<u>Equities</u>

- Net revenue: Y56.5bn (-10% QoQ; -25% YoY)
  - Increased revenues in AEJ offset by decline in Americas due to sluggish client activity

- Americas: In Fixed Income, Rates remained strong and spread products improved; Equities declined due to decrease in client activity for both Cash and Derivatives
- EMEA: Fixed Income revenues increased, driven by Rates and Credit; Equities revenues declined following review of business in previous quarter and due to lower market volumes
- AEJ: Fixed Income revenues growth driven by Credit, while Equities revenues increased on the back of an uptick in the market
- Japan: Fixed Income declined from a strong last quarter especially in Rates; In Equities, a decline in Derivatives was offset by robust Cash performance

11

NOMURA

Wholesale: Investment Banking

Net revenue[1]

(billions of yen)

	2Q FY2015/16	3Q FY2015/16	4Q FY2015/16	1Q FY2016/17	2Q FY2016/17
Investment Banking (gross)	63.9	42.5	49.7	33.7	42.2



Investment Banking
34.2
28.8
27.9
20.4
23.8
QoQ +17%
YoY -30%
FY2015/16
FY2016/17
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y23.8bn (+17% QoQ; -30% YoY)
- Investment Banking (gross) revenue of Y42.2bn, up 25% QoQ
  - Japan business improved and international business remained solid
  - Stronger revenues from traditional equity and debt underwriting businesses and Solutions business
  - Japan: Revenues up QoQ driven by large ECM and DCM transactions and Solutions business
    - ✓ Retained top spot in Japan ECM league table (Market share: 33.1%)[2]
    - ✓ Number and size of DCM deals increased as we successfully met the needs of issuers and investors
    - ✓ Won multiple mandates for industry consolidation deals in Japan and cross-border M&A
  - International: Revenues roughly unchanged QoQ as momentum continued in EMEA and Americas
    - ✓ Completed M&A deals and M&A-related FX hedging transactions contributed to revenues
    - ✓ Won multiple large DCM mandates from financial institutions/SSAs[3]

Global collaboration



M&A
ECM/DCM
Asia-centric global business complemented by EMEA/Americas cross-border business
HSBC Samurai bond (Y181.8bn)
Musashi Seimitsu Industry/ Hay Holding (DEU) (€361m)
Teijin/Continental Structural Plastics (USA) ($825m)
Sumitomo Dainippon Pharma/ Cynapsus Therapeutics (CAN) (CAD572m)
Japan
LINE Global IPO (Y134.7bn)
Recruit Global PO (Y230.3bn)
EMEA
Americas
AEJ
Rights issue related to China Resources Beer (CHN) acquisition of stake in China Resources Snow Breweries held by ABI/SABMiller (HKD9.5bn)
Globalwafers (Taiwan)/ SunEdison Semiconductor (USA) ($641m)
Melrose Industries (GBR)/ Nortek (USA) ($2.7bn)
Albany Molecular Research (USA)/ Euticals (ITA) (€ 310m)

(1) Past figures for Investment Banking and Investment Banking (gross) have been reclassified from FY2016/17 2Q in line with revised disclosure method.
(2) Source: Thomson Reuters (Jan-Sep 2016).
(3) Sovereigns, Supranationals, Agencies.

12

1,230.5 0 300 600 900 1,200 1,500 Other Business development expenses Occupancy and related depreciation Information processing and communications Commissions and floor brokerage Compensation and benefits Non-interest expenses Full year Quarter Key points 13 (billions of yen) (billions of yen) 2Q 3Q 4Q 1Q 2Q Compensation and benefits 596.6 574.2 149.7 141.8 126.8 125.9 128.0 1.6% Commissions and floor brokerage 130.0 123.9 32.6 31.1 25.9 24.2 22.9 -5.4% Inf ormation processing and communications 192.3 189.9 48.2 46.8 46.9 44.2 41.6 -6.0% Occupancy and related depreciation 76.1 78.4 19.2 19.6 20.9 18.2 16.8 -7.8% Business development expenses 35.2 35.9 8.5 9.3 9.8 8.3 6.9 -17.1% Other 227.2 228.2 58.5 54.6 62.2 54.8 49.1 -10.4% Total 1,257.4 1,230.5 316.7 303.3 292.5 275.7 265.2 -3.8% FY2014/15 FY2015/16 FY2015/16 FY2016/17 QoQ 316.7 303.3 292.5 275.7 265.2 0 100 200 300 400 Non-interest expenses: Y265.2bn (-4% QoQ; -16% YoY) Group expenses declined QoQ on a reduction in non-personnel expenses and yen appreciation ? Personnel expenses (+2% QoQ) Higher bonus provisions in line with 1H revenues ? Commissions and floor brokerage (-5% QoQ) Declined due to lower trading volumes ? Information processing and communications (-6% QoQ) Declined in depreciation costs ? Other (-10% QoQ) Mainly as a result of lower expenses at consolidated subsidiaries financial position Balance sheet related indicators and capital ratios RWA3 and CET 1 capital ratio4 Level 3 Basel 3 basis assets2 and net level 3 assets/Tier 1 capital Mar 2016 Jun 2016 Sep 2016 2 Tier 1 capital 2,578 2,555 2,567 Tier 2 capital 323 315 306 Total capital 2,901 2,870 2,873 RWA3 15,971 15,036 13,715 Tier 1 capital ratio 16.1% 16.9% 18.7% CET 1 capital ratio4 15.4% 16.3% 18.0% Consolidated capital adequacy ratio 18.1% 19.0% 20.9% Consolidated leverage ratio5 4.28% 4.29% 4.40% HQLA6 Y6.2trn Y5.8trn Y5.2trn LCR6 175.8% 190.8% 181.3% (billions of yen) 14 Mar 2016 Jun 2016 Sep 2016 Total assets Y41.1trn Y42.9trn Y43.0trn Shareholders? equity Y2.7trn Y2.6trn Y2.6trn Gross leverage 15.2x 16.2x 16.3x Net leverage1 9.6x 9.8x 9.8x Level 3 assets2 (net) Y0.4trn Y0.4trn Y0.4trn Liquidity portfolio Y5.9trn Y5.5trn Y4.9trn FY2015/16 FY2016/17 Fully loaded Basel 3 2019 applied to balance sheet at end Sep Sep Dec Mar Jun Sep (estimate) FY2015/16 FY2016/17 Sep Dec Mar Jun Sep (trillions of yen) (billions of yen) 13.2% 15.1% 15.4% 16.3% 18.0% 17.1% 0.0% 5.0% 10.0% 15.0% 20.0% 0.0 5.0 10.0 15.0 20.0 RWA (Basel 3) (lhs) CET1 capital ratio (Basel 3) (rhs) (1) Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders? equity. (2) Sep 2016 is preliminary. (3) Credit risk assets are calculated using the internal model method. (4) CET 1 capital ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets. (5) Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items). (6) Monthly average for each quarter. 14% 14% 14% 17% 16% 0% 10% 20% 30% 0 200 400 600 800 Level 3 Assets Net Level 3 Assets Net Level 3 Assets / Tier 1 Capital

NOMURA

Funding and liquidity

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 79% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y4.9trn, or 11% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet
(As of September 2016)


Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- Approx. 80% of unsecured funding is long-term debt
- Diversified sources of funding


Short-term debt 15%
Long-term debt due within 1yr, 5%
Long-term debt, 80% Average maturity 4.8 years[3]
International 23%
Japan 77%
Loans (incl. subordinated)
Bank lending market
Euro MTN/Yen, retail bonds, etc
Retail market
Euro MTN/Other, wholesale bonds, etc.
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

(1) Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.
(2) Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.
(3) Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

15

financial Supplement

consolidated balance sheet (1) Including securities pledged as collateral. (billions of yen) 17 Mar 31, 2016 Sep 30, 2016 Increase (Decrease) Mar 31, 2016 Sep 30, 2016 Increase (Decrease) Total cash and cash deposits 3,899 3,445 -454 Short-term borrowings 663 542 -121 Total payables and deposits 4,249 3,950 -300 Total loans and receivables 2,970 2,742 -228 Total collateralized financing 16,606 19,596 2,991 Trading liabilities 7,499 7,637 138 Total collateralized agreements 15,078 17,066 1,989 Other liabilities 1,201 1,130 -70 Long-term borrowings 8,130 7,402 -727 16,410 16,846 436 Total liabilities 38,347 40,257 1,910 Total other assets 2,734 2,858 124 Equity Total NHI shareholders’ equity 2,700 2,639 -61 Noncontrolling interest 43 61 18 41,090 42,957 Total assets 1,867 41,090 42,957 1,867 Assets Total trading assets1 and private equity investments Total liabilities and equity Liabilities valuable at risk Definition 99% confidence level 1-day time horizon for outstanding portfolio Inter-product price fluctuations considered From April 1, 2016, to September 30, 2016 (billions of yen) Maximum: 6.7 Minimum: 3.4 Average: 4.7 (billions of yen) 18 FY2014/15 FY2015/16 Mar Mar Sep Dec Mar Jun Sep Equity 1.0 0.9 1.5 1.7 0.9 0.7 0.9 Interest rate 4.2 3.8 5.2 4.9 3.8 4.1 3.2 Foreign exchange 1.1 0.8 1.4 2.0 0.8 2.5 1.7 Sub-total 6.2 5.5 8.2 8.5 5.5 7.3 5.8 -1.6 -2.0 -2.8 -2.8 -2.0 -2.9 -1.9 VaR 4.6 3.5 5.4 5.7 3.5 4.4 3.9 Diversification benefit FY2015/16 FY2016/17

131.6 8.6% 4.9% 0% 3% 6% 9% 0 100 200 300 Net income (loss) attributable to NHI shareholders ROE(%) 46.6 35.4 -19.2 46.8 61.2 8.4% 7.3% 4.9% 7.0% 8.1% 0% 3% 6% 9% -20 0 20 40 60 80 100 (1) Quarterly ROE is calculated using annualized year-to-date net income (loss). Consolidated financial highlights (billions of yen) (billions of yen) Full year Quarter 19 2Q 3Q 4Q 1Q 2Q Net revenue 1,604.2 1,395.7 336.6 354.9 280.1 338.5 347.0 Income (loss) before income taxes 346.8 165.2 19.9 51.6 -12.3 62.8 81.8 Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders 224.8 131.6 46.6 35.4 -19.2 46.8 61.2 Total NHI shareholders’ equity 2,707.8 2,700.2 2,761.7 2,804.7 2,700.2 2,642.3 2,639.4 ROE (%)1 8.6% 4.9% 8.4% 7.3% 4.9% 7.0% 8.1% Basic-Net income (loss) attributable to NHI shareholders per share (yen) 61.66 36.53 12.95 9.83 -5.31 13.00 17.10 Diluted-Net income (loss) attributable to NHI shareholders per share (yen) 60.03 35.52 12.63 9.61 -5.33 12.71 16.68 Total NHI shareholders’ equity per share (yen) 752.40 748.32 767.73 777.74 748.32 736.47 742.39 FY2016/17 FY2015/16 FY2015/16 FY2014/15

Consolidated income Full year Quarter (billions of yen) 20 2Q 3Q 4Q 1Q 2Q Commissions 453.4 432.0 111.5 102.3 87.8 76.3 74.6 Fees from investment banking 95.1 118.3 44.9 20.0 29.0 17.3 23.4 Asset management and portfolio service fees 203.4 229.0 58.2 57.8 53.1 52.6 52.1 Net gain on trading 531.3 354.0 62.6 105.2 61.5 140.1 118.8 Gain on private equity investments 5.5 13.8 0.6 8.7 3.3 0.0 -0.4 Interest and dividends 436.8 440.1 111.5 107.9 106.9 106.6 108.9 Gain (loss) on investments in equity securities 29.4 -20.5 -10.9 4.7 -23.5 -10.0 7.7 Other 175.7 156.5 39.6 27.9 44.1 35.5 41.1 1,930.6 1,723.1 417.9 434.5 362.2 418.4 426.1 326.4 327.4 81.3 79.6 82.1 79.9 79.1 1,604.2 1,395.7 336.6 354.9 280.1 338.5 347.0 1,257.4 1,230.5 316.7 303.3 292.5 275.7 265.2 346.8 165.2 19.9 51.6 -12.3 62.8 81.8 Net income (loss) attributable to NHI shareholders 224.8 131.6 46.6 35.4 -19.2 46.8 61.2 FY2015/16 FY2016/17 FY2014/15 FY2015/16 Income (loss) before income taxes Interest expense Total revenue Revenue Net revenue Non-interest expenses

Main revenue items Commissions Fees from investment banking Asset management and portfolio service fees Full year (billions of yen) 21 2Q 3Q 4Q 1Q 2Q Stock brokerage commissions 252.8 275.0 71.3 63.7 61.3 48.4 47.0 Other brokerage commissions 19.6 23.3 6.8 5.4 5.8 4.3 3.4 Commissions for distribution of investment trusts 134.3 89.5 22.0 20.8 12.4 15.8 17.6 Other 46.8 44.2 11.3 12.4 8.3 7.7 6.6 Total 453.4 432.0 111.5 102.3 87.8 76.3 74.6 Equity underwriting and distribution 28.8 56.7 30.8 10.3 8.2 2.8 6.9 Bond underwriting and distribution 20.4 12.9 3.3 1.8 3.3 2.9 3.2 M&A / Financial advisory fees 24.6 33.1 7.5 6.5 11.3 9.4 9.6 Other 21.2 15.6 3.3 1.4 6.2 2.2 3.6 Total 95.1 118.3 44.9 20.0 29.0 17.3 23.4 Asset management fees 151.8 164.4 42.0 41.2 36.9 36.2 35.5 Administration fees 32.6 45.7 11.3 11.9 11.7 11.9 12.3 Custodial fees 19.0 19.0 4.8 4.7 4.4 4.5 4.3 Total 203.4 229.0 58.2 57.8 53.1 52.6 52.1 FY2014/15 FY2015/16 FY2015/16 FY2016/17

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year		Quarter				
	FY2014/15	FY2015/16	FY2015/16			FY2016/17	
			2Q	3Q	4Q	1Q	2Q
Retail	161.8	127.6	36.7	27.8	12.2	8.7	**14.4**
Asset Management	32.1	36.7	8.4	10.7	5.8	12.2	**7.4**
Wholesale	82.2	15.4	8.6	9.9	-22.8	46.6	**39.3**
Three business segments total	276.1	179.7	53.8	48.5	-4.9	67.5	**61.1**
Other	46.0	6.1	-23.0	-1.6	16.1	5.8	**13.1**
Segments total	322.1	185.8	30.8	46.9	11.2	73.3	**74.2**
Unrealized gain (loss) on investments in equity securities held for operating purposes	24.7	-20.7	-10.9	4.7	-23.5	-10.5	**7.6**
Income (loss) before income taxes	346.8	165.2	19.9	51.6	-12.3	62.8	**81.8**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)	Full year		Quarter				
	FY2014/15	FY2015/16	FY2015/16			FY2016/17	
			2Q	3Q	4Q	1Q	2Q
Americas	-27.6	-32.0	-19.8	-12.3	2.4	15.2	**6.9**
Europe	-23.5	-67.4	-35.2	-5.7	-16.8	-4.4	**7.9**
Asia and Oceania	34.6	19.8	9.2	-2.0	-2.2	6.1	**8.3**
Subtotal	-16.4	-79.6	-45.8	-19.9	-16.6	16.9	**23.2**
Japan	363.2	244.8	65.6	71.6	4.3	45.9	**58.6**
Income (loss) before income taxes	346.8	165.2	19.9	51.6	-12.3	62.8	**81.8**

(1) Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended September 30, 2016). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.

22

6.1 -30.0 -20.0 -10.0 0.0 10.0 20.0 30.0 40.0 50.0 1 2 Segment ?Other? Income (loss) before income taxes Full year Quarter (billions of yen) 23 -23.0 -1.6 16.1 5.8 13.1 1 2 3 4 5 2Q 3Q 4Q 1Q 2Q Net gain (loss) related to economic hedging transactions 15.1 6.4 1.1 -0.6 8.5 12.0 -4.1 Realized gain on investments in equity securities held for operating purposes 4.7 0.2 0.0 0.0 0.0 0.6 0.1 Equity in earnings of affiliates 42.2 32.7 9.1 4.8 5.1 1.1 10.9 Corporate items -20.1 -52.3 -40.0 -3.2 -5.2 -4.3 -5.3 Others 4.0 19.2 6.9 -2.6 7.7 -3.5 11.5 Income (loss) before income taxes 46.0 6.1 -23.0 -1.6 16.1 5.8 13.1 FY2016/17 FY2014/15 FY2015/16 FY2015/16

Retail related data (1)

NOMURA

(billions of yen)	Full year		Quarter						
	FY2014/15	FY2015/16	FY2015/16			FY2016/17		QoQ	YoY
			2Q	3Q	4Q	1Q	2Q		
Commissions	258.9	220.3	55.8	51.8	38.9	38.4	**38.9**	**1.3%**	**-30.3%**
Of which, brokerage commission	81.8	78.9	20.0	18.0	14.4	13.1	**12.4**	**-5.5%**	**-38.3%**
Of which, commissions for distribution of investment trusts	134.9	93.6	22.5	22.0	14.3	17.6	**20.0**	**13.6%**	**-11.1%**
Sales credit	106.4	86.4	19.7	23.2	17.5	18.6	**19.9**	**6.9%**	**1.2%**
Fees from investment banking and other	32.5	35.9	16.6	6.1	7.0	4.3	**5.9**	**36.8%**	**-64.5%**
Investment trust administration fees and other	71.9	85.3	22.0	21.4	20.0	19.9	**20.0**	**0.5%**	**-9.4%**
Net interest revenue	6.9	7.8	1.5	1.8	1.7	2.6	**1.5**	**-41.3%**	**-0.3%**
Net revenue	476.5	435.6	115.7	104.3	85.0	83.8	**86.2**	**2.9%**	**-25.5%**
Non-interest expenses	314.7	308.0	78.9	76.5	72.9	75.1	**71.8**	**-4.4%**	**-9.1%**
Income before income taxes	161.8	127.6	36.7	27.8	12.2	8.7	**14.4**	**66.3%**	**-60.8%**
Domestic distribution volume of investment trusts[1]	9,478.5	5,644.9	1,407.3	1,485.8	776.4	761.8	**794.2**	**4.3%**	**-43.6%**
Bond investment trusts	3,110.2	1,094.0	298.7	266.8	146.2	0.2	**0.0**	**-94.1%**	**-100.0%**
Stock investment trusts	5,445.1	3,656.3	922.2	842.0	513.2	640.5	**686.9**	**7.2%**	**-25.5%**
Foreign investment trusts	923.1	894.6	186.4	377.0	117.0	121.0	**107.3**	**-11.3%**	**-42.4%**
Other									
Accumulated value of annuity insurance policies	2,401.7	2,806.4	2,640.5	2,742.7	2,806.4	2,850.0	**2,881.7**	**1.1%**	**9.1%**
Sales of JGBs for individual investors (transaction base)	380.6	425.9	60.5	76.9	234.8	173.6	**76.1**	**-56.1%**	**25.8%**
Retail foreign currency bond sales	1,255.7	1,205.0	253.2	398.5	295.4	185.2	**244.7**	**32.2%**	**-3.3%**

(1) Excluding Net & Call and Hotto Direct.

24

Retail related data (2) Retail client assets (1) Including CBs and warrants. (2) Including annuity insurance. (trillions of yen) 25 109.5 100.6 0 20 40 60 80 100 120 Other Overseas mutual funds Bond investment trusts Stock investment trusts Domestic bonds Foreign currency bonds Equities FY2014/15 FY2015/16 Mar Mar Sep Dec Mar Jun Sep Equities 67.2 60.2 62.3 67.4 60.2 55.8 59.6 Foreign currency bonds 6.3 5.6 5.6 5.6 5.6 5.5 5.5 Domestic bonds1 12.3 11.7 11.8 11.4 11.7 11.8 11.7 Stock investment trusts 10.3 8.6 8.8 9.2 8.6 8.0 8.1 Bond investment trusts 7.3 7.3 7.3 7.5 7.3 6.5 6.7 Overseas mutual funds 1.8 1.4 1.6 1.5 1.4 1.3 1.3 Other2 4.5 5.8 5.7 6.1 5.8 6.5 6.2 Total 109.5 100.6 103.0 108.8 100.6 95.3 99.1 FY2015/16 FY2016/17 103.0 108.8 100.6 95.3 99.1

Retail related data (3) (1) Cash and securities inflows minus outflows, excluding regional financial institutions. Net inflows of cash and securities1 Full year Quarter (billions of yen) (billions of yen) 26 997 48 0 500 1,000 1,500 95 -356 -43 -243 319 -500 0 500 1,000 2Q 3Q 4Q 1Q 2Q FY2015/16 FY2016/17 FY2014/15 FY2015/16

FY2015/16 Mar Mar Sep Dec Mar Jun Sep Accounts with balance 5,294 5,389 5,366 5,384 5,389 5,390 5,384 Equity holding accounts 2,719 2,827 2,725 2,796 2,827 2,842 2,856 Nomura Home Trade / Net & Call accounts 4,216 4,412 4,337 4,384 4,412 4,443 4,470 FY2015/16 FY2016/17 2Q 3Q 4Q 1Q 2Q New individual accounts 320 336 103 86 57 54 57 IT share1 No. of orders 59% 58% 60% 55% 59% 58% 58% Transaction value 37% 36% 40% 32% 36% 35% 35% FY2015/16 FY2016/17 FY2014/15 FY2015/16 Retail related data (4) (1) Percentage of cash stock transactions conducted via Nomura Home Trade. Number of accounts (thousands) Full year Quarter (thousands) New Individual accounts / IT share1 27

Asset Management related data (1)

NOMURA

(billions of yen)	Full year FY2014/15	Full year FY2015/16	Quarter FY2015/16 2Q	FY2015/16 3Q	FY2015/16 4Q	FY2016/17 1Q	FY2016/17 2Q	QoQ	YoY
Net revenue	92.4	95.4	22.9	25.3	20.3	25.9	**21.3**	**-18.0%**	**-6.9%**
Non-interest expenses	60.3	58.7	14.4	14.6	14.5	13.7	**13.8**	**1.1%**	**-4.1%**
Income before income taxes	32.1	36.7	8.4	10.7	5.8	12.2	**7.4**	**-39.3%**	**-11.6%**

Assets under management by company

(trillions of yen)	FY2014/15	FY2015/16	FY2015/16			FY2016/17	
	Mar	Mar	Sep	Dec	Mar	Jun	Sep
Nomura Asset Management [1,2]	43.3	43.5	43.4	45.9	43.5	40.3	**41.5**
Nomura Funds Research and Technologies [2]	3.0	3.1	2.1	3.3	3.1	2.8	**2.8**
Nomura Corporate Research and Asset Management [1]	1.7	1.6	1.5	1.6	1.6	1.6	**1.8**
Nomura Private Equity Capital [2]	0.2	-	0.2	-	-	-	**-**
Assets under management (gross) [1,2,3]	48.1	48.2	47.2	50.8	48.2	44.7	**46.0**
Group company overlap [1,2]	8.8	8.1	7.2	8.6	8.1	7.4	**7.5**
Assets under management (net) [4]	39.3	40.1	40.0	42.2	40.1	37.3	**38.5**

(1) Historical AuM (gross) figures have been reclassified in line with a revised calculation method introduced in the third quarter of the fiscal year ended March 2016.
(2) Nomura Asset Management took over the institutional investor advisory business and the retail related business of Nomura Funds Research and Technologies on July 1, 2015, and October 1, 2015, respectively, as well as all of the operations of Nomura Private Equity Capital on December 1, 2015.
(3) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.
(4) Net after deducting duplications from assets under management (gross).

28

Asset Management related data (2) (1) Based on assets under management (net). (2) Source Investment Trusts Association, Japan. Asset inflows/outflows by business1 Domestic public investment trust market and Nomura Asset Management market share2 Full year Quarter (billions of yen) (trillions of yen) 29 2Q 3Q 4Q 1Q 2Q Investment trusts business 3,418 2,717 896 157 412 -423 6 of which ETFs 843 2,339 1,294 -102 838 -24 477 Investment advisory business 50 2,038 1,446 646 -92 -169 344 Net asset inflow 3,469 4,755 2,342 803 320 -592 349 FY2015/16 FY2016/17 FY2014/15 FY2015/16 FY2014/15 FY2015/16 Mar Mar Sep Dec Mar Jun Sep Market 80.3 78.6 77.1 81.7 78.6 74.1 77.1 Nomura Asset Management share (%) 20% 21% 21% 21% 21% 21% 21% Market 16.7 13.9 16.0 16.0 13.9 11.9 11.7 Nomura Asset Management share (%) 43% 46% 43% 43% 46% 44% 44% Market 12.9 15.8 14.5 16.2 15.8 15.0 17.3 Nomura Asset Management share (%) 48% 48% 49% 47% 48% 47% 45% ETF FY2015/16 FY2016/17 Domestic public bond investment trusts Domestic public stock investment trusts

Wholesale related data Breakdown of Wholesale revenues (billions of yen) Full year Quarter Full year Quarter (billions of yen) (1) Fixed Income and Equities figures for FY2014/15 have been reclassified following a reorganization in April 2015. (2) Past figures for Investment Banking and Investment Banking (gross) have been reclassified from FY2016/17 2Q in line with revised disclosure method. 30 2Q 3Q 4Q 1Q 2Q Net revenue 789.9 720.3 192.9 186.0 136.2 190.9 179.9 -5.8% -6.8% Non-interest expenses 707.7 704.9 184.3 176.0 159.0 144.3 140.6 -2.6% -23.7% Income (loss) before income taxes 82.2 15.4 8.6 9.9 -22.8 46.6 39.3 -15.8% 4.6x FY2014/15 FY2015/16 FY2015/16 FY2016/17 QoQ YoY 2Q 3Q 4Q 1Q 2Q Fixed Income1 396.9 275.2 83.2 80.2 27.6 107.9 99.6 -7.7% 19.7% Equities1 286.5 325.1 75.5 76.9 80.7 62.6 56.5 -9.8% -25.2% 683.4 600.3 158.7 157.2 108.3 170.5 156.1 -8.5% -1.6% 106.5 120.0 34.2 28.8 27.9 20.4 23.8 16.6% -30.5% 789.9 720.3 192.9 186.0 136.2 190.9 179.9 -5.8% -6.8% Investment Banking (Gross)2 195.6 205.7 63.9 42.5 49.7 33.7 42.2 25.1% -33.9% FY2014/15 FY2015/16 FY2015/16 FY2016/17 Global Markets Investment Banking2 Net revenue QoQ YoY

Number of employees (1) Includes Powai office in India. 31 FY2014/15 FY2015/16 Mar Mar Sep Dec Mar Jun Sep Japan 15,973 16,083 16,381 16,282 16,083 16,792 16,543 Europe 3,485 3,424 3,494 3,433 3,424 3,170 3,147 Americas 2,449 2,503 2,514 2,501 2,503 2,481 2,297 Asia and Oceania1 6,765 6,855 6,862 6,853 6,855 6,769 6,667 Total 28,672 28,865 29,251 29,069 28,865 29,212 28,654 FY2015/16 FY2016/17

Disclaimer This document is produced by Nomura Holdings, Inc. (?Nomura?). Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information. All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura. This document contains statements that may constitute, and from time to time our management may make ?forward-looking statements? within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura?s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (?SEC?) that are available on Nomura?s website (http://www.nomura.com) and on the SEC?s website (http://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions. Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. The consolidated financial information in this document is unaudited.

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